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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

Instructions for using Form N-8F

This form may be filed by an investment company ("fund") that is currently registered with the Securities and Exchange Commission under the Investment Company Act of 1940 ("Act"), is seeking to deregister, and is in one of the four categories in Instruction 1 below.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

          (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("Merger");

          (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("Liquidation");

          (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("Abandonment of Registration"); or

          (d) The fund has become a business development company ("Business Development Company").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

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

5.       No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].

SEC's Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.

TEXT OF THE FORM BEGINS ON THE NEXT PAGE

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


I.       General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]     Merger

         [X]     Liquidation

         [ ]     Abandonment of Registration
                 (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]     Election of status as a Business Development Company
                 (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

         Colorado Double Tax-Exempt Bond Fund, Inc.

3.       Securities and Exchange Commission File No.: 811-08023

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X] Initial Application            [ ] Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         600 Seventeenth Street
         Suite 2610, South Tower
         Denver, CO 80202

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Stan Voth
         600 Seventeenth Street
         Suite 2610, South Tower
         Denver, CO 80202
         (303) 623-7500
                                       3

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Isaak Bond Investments, Inc.
         600 Seventeenth Street
         Suite 2610, South Tower
         Denver, CO 80202
         (303) 623-7500

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end          [ ]     Closed-end

10. State law under which the fund was organized or formed(e.g., Delaware, Massachusetts):

         Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Funds Management Corporation
         600 Seventeenth Street
         Suite 2610, South Tower
         Denver, CO 80202
         (303) 623-7500

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Isaak Bond Investments, Inc.
         600 Seventeenth Street
         Suite 2610, South Tower
         Denver, CO 80202

13.      If the fund is a unit investment trust ("UIT") provide:

         N/A

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ] Yes   [X] No
                                       4

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

         [X] Yes    [ ] No

         If Yes, state the date on which the board vote took place:

         Unanimous Written Consent In Lieu of Special Meeting occurred on September 1, 1999

         (b) Did the fund obtain approval from the  shareholders  concerning the
         decision  to  engage  in  a  Merger,   Liquidation  or  Abandonment  of
         Registration?

         [ ] Yes    [X] No

         If Yes,  state  the date on which  the  shareholder  vote took place:

         If No, explain:

         Shares of all shareholders were voluntarily redeemed at a price equal to the net asset value at the time of redemption. The net asset value calculation included accrued and unpaid expenses of the Fund and excluded any costs associated with liquidation and dissolution of the Fund.

II.      Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [  ] Yes                  [X] No

17.      Closed-end funds only:

         N/A

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [ ] Yes           [X] No*

*See the response to Question 20(b) herein.

         If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

         None.

     (b)  Describe the relationship of each remaining shareholder to the fund:

         N/A
                                       5

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ] Yes           [X] No

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above and questions 20(a) and (b) below)

         [X] Yes           [ ] No

         If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         The Fund has retained approximately $42,740 in cash.

     (b)  Why has the fund retained the remaining assets?

         The remaining assets in the Fund will be used to pay the remaining accrued but unpaid expenses of the Fund. The accrued but unpaid expenses of the Fund exclude any costs associated with liquidation and dissolution of the Fund, which are to be paid by Isaak Bond Investments, Inc.

     (c)  Will the remaining assets be invested in securities?

          [ ] Yes           [X] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X] Yes           [ ] No

         If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     The Fund has approximately $52,497 of accrued but unpaid expenses, which includes the following (numbers in parenthesis are negative):

Accrued Investment Advisor Fee                                $3,329.08
Accrued Administration Fee                                     3,891.32
Accrued Directors Fees and Expenses                            1,261.80
Accrued Audit Fees                                            14,763.82
Accrued Legal Fees                                             8,626.56
Accrued Custody Fees                                             898.14
Accrued Printing Expense                                         947.18
Accrued Miscellaneous Expenses                                  2078.58
Accrued Fund Accounting Fees                                   (719.14)
Accrued Distribution Plan Expenses                            12,082.11
Accrued Transfer Agent Fees                                    4,314.61
Accrued Registration Expenses                                    957.02
Accrued Dividends Payable                                         96.96
                                                            -----------
     Total                                                   $52,497.04
                                                            ===========

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

         The Fund has approximately $42,780 cash in the Fund. To the extent such funds are insufficient to pay outstanding debts or liabilities, Isaak Bond Investments, Inc. will pay any remaining debts or liabilities.

IV.      Information About Event(s) Leading to Request For Deregistration

22.     (a)  List  the  expenses   incurred  in  connection   with  the  Merger
             or Liquidation: None, pursuant to the response to Question 20(b) herein.

                  (i)      Legal expenses: 0

                  (ii)     Accounting expenses: 0

                  (iii)    Other expenses (list and identify separately): 0

                  (iv)     Total expenses (sum of lines (i)-(iii) above): 0

         (b) How were those expenses allocated?

         The expenses to be incurred in connection with the liquidation of the Fund were excluded from the calculation of the redemption price of the shares of the Fund and will be paid in full by Isaak Bond Investments, Inc. Any of these expenses which are normal accrued and unpaid expenses of the Fund will be paid from the funds remaining in the Fund.

         (c) Who paid those expenses?

         Isaak Bond Investments, Inc. will pay all liquidation and dissolution expenses.

         (d) How did the fund pay for unamortized expenses (if any)?

         Unamortized expenses, if any, are to be paid by Isaak Bond Investments, Inc.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ] Yes           [X] No

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ] Yes           [X] No

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ] Yes           [X] No

                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Colorado Double Tax-Exempt Bond Fund, Inc., (ii) he is the President of the Colorado Double Tax-Exempt Bond Fund, Inc, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.





                                     /s/ Calvin F. Isaak
                                         ---------------------------------------
                                         Calvin F. Isaak, President and Chairman
                                         of the Board of Directors

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